Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952

STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 2 DATED APRIL 28, 2017
TO THE PROSPECTUS DATED APRIL 13, 2017

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2017, as supplemented by Supplement No. 1 dated April 13, 2017, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering; and

•	a clarification of our distribution and shareholder servicing fee with respect to Class R shares.

Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering up to $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and up to $300,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, consisting of Class A common shares, Class R common shares and Class T common shares. As of April 27, 2017, we had received and accepted investors’ subscriptions for and issued 1,988,978 shares of our Class A common stock, 168,733 shares of our Class R common stock and 1,581,532 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $90,251,020, including $865,088 in shares issued pursuant to our distribution reinvestment plan.

As of April 27, 2017, approximately 37,986,537 shares of our common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.

Clarification of Our Distribution and Shareholder Servicing Fee
with Respect to Class R Shares

The following updates the disclosure throughout our prospectus to clarify that the 0.27% distribution and shareholder servicing fee for Class R shares is payable out of amounts that otherwise would be distributed to holders of Class R shares.

With respect to Class R shares, the distribution and shareholder servicing fee is 0.27%, annualized, of the purchase price per Class R share (or, once reported, the amount of our estimated value per share) for each Class R share purchased in the primary offering. However, for sales of Class R shares by registered investment advisors that participate on an alternative investment platform, we pay the participating dealer a 0.67% distribution and shareholder servicing fee. We may seek to amend our charter to allow us to authorize and pay different distributions to different holders of Class T and/or Class R shares. Prior to amending our charter to allow for distributions at different rates on the same class of shares, of the 0.67% distribution and shareholder servicing fee payable with respect to sales of Class R shares by registered investment advisors that participate on an alternative investment platform, 0.27% will be paid from the current distribution and shareholder servicing fee on Class R shares, which is payable out of amounts that otherwise would be distributed to holders of Class R shares, and 0.40% will be an additional expense of the company.